                February 28, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

ATTN:	Mr. Daniel L. Gordan
Branch Chief
Mr. Eric McPhee

RE:	Pipeline Data, Inc.

Form 10-KSB for the year ended December 31, 2004

Filed March 31, 2005

File No. 0-50611

RESPONSE TO COMMENTS DATED January 19, 2006

Dear Messrs Gordan and McPhee:

We are in receipt of your letter, which provided comments on the Consolidated Balance Sheets of the above captioned 10-KSB of Pipeline Data Inc. (the “Company”). By this letter we provide our responses to your comments.

Please accept our sincere apologies for the lateness of this response. Our only excuse is that you have raised very important questions, which required in depth testing and careful analysis in order to properly address the issues you have raised.

In response to your first comment, the Company has tested and analyzed its income under EITF 99-19. The results of this analysis are attached hereto in Exhibit “A”. We respectfully submit that the proper conclusion to be derived from our analysis is that no adjustments to the financial statements are necessary.

In response to your second comment and as support for the position taken, we have attached hereto Exhibits B and C.. By their description, we believe that our assets qualify only as an intangible asset. Using SFAS 142 as our guide, we proffer that the useful life of these assets qualifies as indefinite. After analyzing the cash flow on a forward-looking basis, we do not see any legal or regulatory changes that would limit the life of these assets. At this time, we do not see lack of demand, competition or economic factors that would destabilize the future of these assets. Nor are there any technological or legal actions that would contribute to the future uncertainty for these assets. The stabilization of these assets are on par with any trademark or taxicab medallion. We are, however, continuing to test our data and, if in the future, our findings dictate a change in position pursuant to SFAS 142, we will certainly make this change.

In response to your third comment, we apologize for the unclear wording contained in our note. We acknowledge that we should have stated more clearly that straight line amortization over 15 years is conducted for tax purposes. We have always reviewed for impairment on an annual basis.

In response to your fourth comment, we will amend our filings to include the certifications as set forth in Regulation S-K, Item 601, Exhibit 31.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

We trust this satisfies your request for information. Should you have any questions or comments, please feel free to call me at 315-389-5574.

Respectfully submitted,

/s/ Donald Gruneisen

Donald Gruneisen

Chief Financial Officer

Pipeline Data Inc.

EXHIBIT A

Num	Portfolios	Ability to Set Revenue (charges)	Responsible to Visa, MC & Other credit Card Assoc	Merchant Portability	Responsible for Servicing	Responsible for Credit Risks	Chargebacks Risks	Responsible for Total Process to Merchant	Revenue Reporting Method
1	Nova-NMS	Yes	Yes	No	Yes	Yes	No	Yes	Gross
2	Nova-Bank	Yes	Yes	No	Yes	Yes	No	Yes	Gross
3	Nova-Webtranz	Yes	Yes	No	Yes	Yes	No	Yes	Gross
4	Nova-Webtranz 01	Yes	Yes	No	Yes	Yes	No	Yes	Gross
5	AIS	Yes	Yes	No	Yes	Yes	No	Yes	Gross
6	MSAISOHI	Yes	Yes	No	Yes	Yes	No	Yes	Gross
7	MSAISOHI1	Yes	Yes	No	Yes	Yes	No	Yes	Gross
8	MSAISOHI2	Yes	Yes	No	Yes	Yes	No	Yes	Gross
9	MSAISOHI4	Yes	Yes	No	Yes	Yes	No	Yes	Gross
10	MSAISOHI5	Yes	Yes	No	Yes	Yes	No	Yes	Gross
11	BSI/ Diversified Dr/Cr	Yes	Yes	No	Yes	Yes	No	Yes	Gross
12	Bridgeview-NMS	Yes	Yes	No	Yes	Yes	No	Yes	Gross
13	Bridgeview-Securepay	Yes	Yes	No	Yes	Yes	No	Yes	Gross
14	EXS-NMS	Yes	Yes	Yes	Yes	Yes	No	Yes	Gross
15	Cornerstone								Net
16	Ipayment								Net
17	2NT/Concord 705	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Gross
18	3NT/Concord 710 4NT	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Gross
19	Concord 608/663	Yes	No	No	No	No	No	No	Net
20	UPC	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Gross
21	KS6	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Gross
22	KW6	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Gross

23	SY9	Yes	Yes	Yes	Yes	60%	60%	Yes	Gross
24	SY8	Yes	Yes	Yes	Yes	75%	75%	Yes	Gross
25	SY3	Yes	Yes	Yes	Yes	50%	50%	Yes	Gross
26	YS2	Yes	Yes	Yes	Yes	75%	75%	Yes	Gross
27	YS3	Yes	Yes	Yes	Yes	75%	75%	Yes	Gross
28	UP 1&2	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Gross
29	Authorize.net								Net
30	Internetsecure (charge.com)								Net
31	Ipayment 1508 (charge.com)								Net
32	Ipayment 0358 (charge.com)								Net

EXHIBIT B

Portfolio #	Date of Purchase	Merchant Portfolio on Balance Sheet	Description and Nature of Asset
15,16,21, and 29	05/18/04	1,947,195.00

All rights and interests of the seller. which relate to certain merchants (customers) under existing arrangements with the seller including, but not limited to residual rights (cash flow) arising from the date of purchase related to those merchants. Cash flow from these customers will continue for an indefinite period of time.

20	05/25/04	338,250.00

All rights and interests of the seller, which relate to certain merchants (customers) under existing arrangements with the seller including, but not limited to residual rights (cash flow) arising from the date of purchase related to those merchants. Cash flow from these customers will continue for an indefinite period of time.

1,2,12,14, and 22	02/01/04	100,000.00

Additional value paid to former Northern Merchant Services ,Inc Stockholders for acquisition of the Company. This amount relates to the merchant account portfolio, which was the customer base and contributes directly to the future cash flows of the company for an indefinite period of time.

19	10/05/04	124,083.00

All rights and interests of the seller, which relate to certain merchants (customers),under existing arrangements with the seller including, but not limited to residual rights (cash flow) arising from the date of purchase relating to those merchants. Cash flow from these customers will continue for an indefinite period of time.

11	10/05/04	172,538.00

All rights and interests of the seller, which relate to certain merchants (customers),under existing arrangements with the seller including, but not limited to residual rights (cash flow) arising from the date of purchase relating to those merchants. Cash flow from these customers will continue for an indefinite period of time

1,2,12,14, and 22	09/30/03	2,500,000.00

Value paid to former Northern Merchant Services ,Inc Stockholders for acquisition of the Company. This amount relates to the merchant account portfolio. which was the customer base and contributes directly to the future cash flows of the company for an indefinite period of time

EXHIBIT C

Name	Date of Purchase	Residual Rights Purchase on Balance Sheet	Description and Nature of Asset
M. Hornung	03/18/04	42,093.00	Commission Rights purchased from third party sales agent
P. Thornton	03/19/04	104,625.00	Commission Rights purchased from third party sales agent
L. McElhiney	03/19/04	151,363.00	Commission Rights purchased from 3rd party sales agent
Associated Merchant Services	07/13/04	18,147.00	Commission Rights purchased from third party sales agent
Aventus	10/08/04	239,456.00	Commission Rights purchased from third party sales agent
Retail Consulting	10/12/04	109,772.00	Commission Rights purchased from third party sales agent
Merchant Consulting Group LLC	10/12/04	98,746.00	Commission Rights purchased from third party sales agent